3/11/03

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SEC MAIL RECEIVED PROCESSING
MAR 03 2003
WASH. D.C. 165 SECTION

SEC FILE NUMBER
8-48713

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/03/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
E*TRADE Professional Trading, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 East 57 Street
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Bryan Polozola (646) 521-4316
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

E*TRADE PROFESSIONAL TRADING, LLC

TABLE OF CONTENTS

This report ** contains (check all applicable boxes): **Page**

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OATH OR AFFIRMATION

I, Stephen Ehrlich, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to E*TRADE Professional Trading, LLC (the "Company") for the seven months ended December 31, 2002, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Date 2/27/03

Chief Executive Officer

Title

Notary Public

BRITT-KARIN OLIVER
Notary Public, State of New York
No. 01OL6084337
Qualified in New York County
Certificate filed in New York County
Commission Expires March 23, 2006

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Members of
E*TRADE Professional Trading LLC
New York, NY 10022

We have audited the accompanying statement of financial condition of E*TRADE Professional Trading, LLC (the "Company") as of December 31, 2002, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of E*TRADE Professional Trading, LLC at December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Deloitte + Touche LLP

February 19, 2003

E*TRADE PROFESSIONAL TRADING, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash	$	5,521,360
Deposits with and receivables from clearing broker		4,498,676
Securities owned		214,970
Branch receivables		258,618
Property and equipment - Net of accumulated depreciation of $555,197		1,484,537
Other assets		347,277
TOTAL ASSETS	$	12,325,438

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:		
Securities sold but not yet purchased	$	151,518
Branch payables		178,705
Accounts payable		310,062
Accrued ECN fees		1,465,683
Accrued expenses		490,462
Due to affiliates		5,918,995
Total liabilities		8,515,425
MEMBERS' EQUITY		3,810,013
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	12,325,438

See notes to statement of financial condition.

E*TRADE PROFESSIONAL TRADING, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

1. ORGANIZATION AND NATURE OF BUSINESS

E*TRADE Professional Trading, LLC (the "Company"), is a registered broker-dealer under the Securities Exchange Act of 1934, and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company, which changed its name from Momentum Securities, LLC, effective November 14, 2002, is a direct subsidiary of Tradescape Momentum Holdings, Inc. (the "Parent"). On June 3, 2002, E*TRADE Group, Inc. ("E*TRADE") acquired 100% of the voting interest of the Parent. In connection with the acquisition, the Parent recorded goodwill of approximately $84 million and intangible assets of approximately $27 million. The Company provides its traders and customers with facilities and technologies to conduct securities trading activities.

The Company has three classes of membership interests: Class A voting, management membership interest, and Classes B and C nonvoting, nonmanagement membership interests. The Parent and ultimately E*TRADE, represents the Company's Class A membership interest.

As a broker-dealer that introduces its customers and proprietary traders on a fully disclosed basis to SWS Securities Inc. ("SWS"), a clearing broker-dealer, the Company is subject to SEC Rule 15c3-3 (k)(2)(ii), which requires that all funds and securities belonging to the Company's customers must be handled by its clearing broker-dealer. The Company introduces its customers to its clearing broker-dealer from its head office and branch locations.

The Company derives its revenues from three sources: commissions, proprietary trading gains, and Electronic Communication Networks ("ECN") liquidity trading gains. Proprietary trading gains are recorded on a trade date basis and are generated from the securities trading activities of the Class B membership interest. (See Note 6)

Certain ECNs pay a fee to broker-dealers for adding liquidity, and charge a fee for taking liquidity. The Company records ECN payments and charges on a gross basis, whereby the payments for adding liquidity are presented as Gains on ECN liquidity transactions, and charges for taking liquidity are presented as Execution and clearance fees.

The Company has branch offices at various locations in the U.S., where its customers conduct securities trading activities. The Company earns commissions for executing trades for customers and rebates a portion of the commission charges to the wholesale branch offices if they exceed certain agreed trading volumes. In 2001, the Company entered into Profit Opportunity Payment ("POP") agreements with certain branch offices. Under the POP agreements, the Company set certain share volume targets and prepaid commission rebates. Such payments were recorded as POP prepayments and amortized over the life of the contract. Once the predetermined share volume target was met, the Company expensed the remaining prepayment balance to commission rebates. The Company had no POP agreements outstanding at December 31, 2002.

2. SIGNIFICANT ACCOUNTING POLICIES

The accounting policies of the Company conform to accounting principles generally accepted in the United States of America and prevailing industry practice.

Use of Accounting Estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at December 31, 2002 as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Such estimates include estimated useful lives of equipment, and estimated contingency reserves.

Federal and State Income Taxes
The Company files as a partnership for Federal and state income tax purposes. Each Company member is individually responsible for reporting income or loss to the extent required by Federal income tax regulations, based upon their respective share of the Company's income and expenses. Accordingly, the accompanying financial statements include no amounts related to Federal and state income taxes.

Securities Owned and Securities Sold but Not Yet Purchased
Securities owned and securities sold but not yet purchased are carried at fair value. Fair value is based on quotes received from various broker dealers. Security transactions are recorded on a trade date basis.

Branch Receivables and Payables
The Company settles cash with SWS monthly on behalf of its branch offices. Commissions generated by each branch office, net of overhead allocations and clearing and execution charges are recorded as Branch receivables or payables.

Accrued ECN Fees
The Company estimates charges by various ECNs at each month end for order execution based on order volumes and predetermined rates with each ECN. These amounts are presented as Accrued ECN fees. The Company also receives a fee for adding liquidity to certain ECNs, which is recorded as ECN receivables. At December 31, 2002, such receivables were $139,964 and included in Other assets.

Property and Equipment
Property and Equipment primarily consist of office equipment, office furniture and fixtures, and leasehold improvements. Property and Equipment are reported at historical cost, net of accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method. Equipment is depreciated over the estimated useful lives of the assets, while leasehold improvements are amortized over the lesser of the estimated economic useful life of the asset or the term of the lease.

Revenue and Expenses Recognition
All proprietary transaction gains, commission revenue, ECN liquidity transaction gains, and related execution and clearing fees are recorded on a trade-date basis.

New Accounting Pronouncements
In November 2002, the Financial Accounting Standards Board issued Financial Interpretation No. 45 ("FIN 45"), "*Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*", which elaborates on the disclosures to be made by a guarantor about its obligations under certain guarantees that it issues. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of FIN 45 apply prospectively to guarantees issued after December 31, 2002 regardless of the guarantor's fiscal year-end. The disclosure requirements in FIN 45 are effective for financial statements of any period ending after December 15, 2002. The Company believes that FIN 45 will not have a material impact on the Company's financial position or results of operations. See Note 11.

In January 2003, the Financial Accounting Standards Board issued Financial Interpretation No. 46 ("FIN 46"), "*Consolidation of Variable Interest Entities*", which provides guidance to determine when enterprises should consolidate variable interest entities ("VIE's"). In general, a VIE is an entity whose equity investors either do not provide sufficient resources to enable the VIE to finance its activities without additional financial support from other parties, or lack decision making authority, the obligation to absorb the expected losses of the entity, or the right to receive the expected residual returns of the entity. FIN 46 requires that a VIE be consolidated by the party, referred to as the primary beneficiary, who is subject to a majority of the expected losses of the VIE or entitled to receive a majority of the expected residual returns of the VIE or both. FIN 46 is effective for any VIE's created after January 31, 2003 and applies in the first fiscal year after June 15, 2003 to VIE's in which an enterprise holds a variable interest that it acquired prior to February 1, 2003. The Company intends to adopt the provisions of FIN 46 as required in 2003 and believes that such adoption will not have a material impact on the Company's financial statements.

3. DEPOSITS WITH AND RECEIVABLES FROM CLEARING BROKER

Deposits with clearing broker is the cash balances that are maintained to facilitate Joint Back Office ("JBO") related proprietary trading. This deposit also serves as a guarantee to the clearing broker in the event customers fail to settle securities trading transactions. The required minimum deposit at December 31, 2002 was $4.5 million. Amounts relating to unsettled trading transactions at December 31, 2002 were presented net, as part of the Deposits with and receivables from clearing broker.

4. SECURITIES OWNED AND SECURITIES SOLD BUT NOT YET PURCHASED

Securities owned and securities sold but not yet purchased represent equity positions in the Company's proprietary trading account at SWS, which were carried at fair value of $214,970 and $151,518 at December 31, 2002, respectively.

5. INVESTMENTS

At December 31, 2002, the Company owned investments of $50,000 and $108,900 in SWS and NASD respectively. The SWS preferred stock was purchased pursuant to the establishment of a JBO relationship between the Company and SWS. The NASD common stock shares were purchased to maintain the membership with NASD. The SWS and NASD investments are carried at cost, which approximates fair value, and they are included in the Other assets.

6. MEMBERS' EQUITY

The Company has three classes of membership. The Class A is the voting, management membership interest, which is 100% indirectly owned by E*TRADE. The Class B and C Member Interests are nonvoting, nonmanagement membership interests, and entitle the Class B and C Members to share in earnings derived solely from the designated portion of the Company's proprietary and agency business. In general, Class B and C Members are allocated a percentage of the net profits earned or the net losses incurred in their respective "Designated Trading Account," as defined in the Subscription Agreements (the "Sub-Agreements") executed in connection with the issuance of such Class B or C Members' Interests.

Under the terms of the Sub-Agreements relating to certain Class B Member interests (the "Class B Group"), the Parent, the sole managing member of the Company (the "Class A Member"), along with other members of the Class B Group, shall be allocated the net losses incurred by a member of the Class B Group to the extent such net losses exceed the Class B Group Member's Designated Trading Account Balance ("Negative Basis") and the Negative Basis is not cured by either additional capital contributions of the Class B Member or other guarantors of that Class B Group Member's interest, if applicable. Such net losses shall be allocated to the other Class B Group Members and to the Class A and Class C Members on a pro rata basis to the extent of their respective "Positive Basis" Designated Trading Accounts. Any excess net loss shall be allocated to the Class A and Class C Members' regular capital account interest, as stipulated in the Class B Private Placement Memorandum.

7. LEASE COMMITMENTS

The Company has obligations under noncancelable operating leases, principally for office space, which expire on various dates through 2011.

Minimum future rental commitments under noncancelable operating leases are set forth as follows (in millions):

Year	Amount
2003	$3.1
2004	3.1
2005	3.0
2006	3.0
2007	2.5
Thereafter	8.0
	$22.7

8. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. The Company has elected to use the basic method permitted by the rule, which requires that the Company maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. At December 31, 2002, the Company had net capital of $1,582,425, which is $1,024,831 in excess of its required net capital of $557,594. The Company's ratio of aggregate indebtedness to net capital is 5.3-to-1.

9. CONCENTRATION OF RISK

The Company derives all of its proprietary trading revenue from its Class B membership interest, which is owned by Tanzman, Rock and Kaban, LLC ("TRK").

10. RELATED PARTY TRANSACTIONS

E*TRADE performs certain functions for the Company, including treasury functions, payroll service and accounts payable processing. Amounts payable to E*TRADE on behalf of the Company are recorded in Due to affiliates. The total amount charged by E*TRADE during the period June 3, 2002 through December 31, 2002 was $5,918,995.

11. GUARANTEES AND CONTINGENCIES

Guarantees - In connection with its retail brokerage business, the Company executes securities trades on behalf of its customers for whom it commits to settle, with the applicable clearing houses, trades submitted by such customers. Included in the Company's clearing agreement with its clearing broker SWS is an indemnification clause that relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company may be required to indemnify the clearing broker to the extent of the net loss on such transactions. The Company stands ready to meet the obligations of its customers with respect to securities transactions. If the customer fails to fulfill its obligation, the Company must fulfill the customer's obligation with the trade counterparty. The Company is secured by assets in the customer's account as well as any proceeds received from the securities transactions entered into by the Company on behalf of the customer. No contingent liability is carried on the balance sheet for these transactions as they are collateralized.

Contingencies - The Company has been threatened with, or named as a defendant in law suits, arbitrations and administrative claims. Such matters that are reported to regulators such as the Securities and Exchange Commission or the National Association of Securities Dealers by dissatisfied customers or others are investigated by such regulators, and may, if pursued, result in formal arbitration claims being filed against the Company by customers and/or disciplinary action being taken against the Company by the regulators. Any such claims or disciplinary actions that are decided against the Company could harm the Company's business.

The Company is also a defendant in other civil actions arising from the normal course of business, and, from time to time is involved in investigations, inspections and proceedings by regulators and other governmental agencies. In view of the inherent difficulty of predicting the outcome of such matters particularly in cases when the claimants seek substantial damages the Company cannot predict what the eventual loss or range of loss will be. Substantially all legal actions, law suits and civil actions that have been filed against the Company have been filed before or relate to a period prior to June 3, 2002, the date E*TRADE acquired the Parent. Management believes substantially all claims against the Company and the Parent are covered by indemnifications and other warranties granted to E*TRADE during the acquisition of the Parent. Settlements and damages, if any, from these legal actions, lawsuits and civil actions will be absorbed by the Parent and/or E*TRADE and recorded as an adjustment to goodwill. The Company, the Parent, and E*TRADE believe they have strong defenses to, and where appropriate, will vigorously contest any of these actions. Management believes that the resolution of these legal actions, lawsuits, and civil actions will not have a materially adverse effect on its financial statements.

* * * * * *

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.deloitte.com

Deloitte & Touche

February 19, 2003

E*TRADE Professional Trading, LLC
135 East 57 Street
New York, NY 10022

In planning and performing our audit of the financial statements of E*TRADE Professional Trading, LLC (the "Company") for the period June 3, 2002 through December 31, 2002 (on which we issued our report dated February 19, 2003), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Securities Dealers Association, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP